May 20, 2009

David Lyon, Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-4561

Re: Oritani Financial Corp. / File No. 001-33223

Dear Mr. Lyon,

This letter responds to the issues raised in your letter of April 17, 2009. This letter contains the pertinent responses from our March 30, 2009 letter along with additional proposed disclosures. The additional proposed disclosures are formatted in bold. Please note that such proposed disclosure may need to be revised as circumstances warrant in the future. All headings below correlate to the headings in your correspondence of April 17, 2009.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------
Market Area, page 4.
--------------------

1. The draft pro forma disclosure would still include the statement: Please see additional information regarding our Market Area under Item 1A "Risk Factors." We would still consider the disclosure of the additional Risk Factor detailed in our March 30, 2009 letter. We would now also include the following information when describing the Market Area:

          Housing market conditions in the New York metro area, where most of our lending activity occurs, have deteriorated as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. The S&P/Case-Shiller Home Price Indices, the leading measure of U.S. home prices, showed that the price of existing single family homes in the New York metro area as of December, 2008, suffered a 9.2% decline versus the prior year. RealtyTrac, a leading online marketplace for foreclosure properties, noted in its 2008 U.S. Foreclosure Market Report that New Jersey foreclosures in 2008 had increased 101.2% from 2007, and that the overall foreclosure rate in New Jersey for 2008 was 1.80%.


First Mortgage Loans, page 6.
-----------------------------

2. The draft pro forma disclosure to address this issue would be to strike the sentence on page 12 of the Definitive Proxy Statement that reads "Oritani Bank makes loans to its directors, officers and employees on the same rates

                                 Mr. David Lyon
================================================================================
2

     and terms it offers to the general public." This statement would be replaced with the following sentences:

          Oritani Bank makes loans to its directors, officers and employees in accordance with the federal laws and regulations described above. As described in our Form 10-K, Oritani Bank offers its directors, officers and employees, a 25 basis point discount off of current Oritani rates on residential first mortgages loans secured by the borrower's primary residence. All such loans are approved by Oritani's Board of Directors.

Definitive Proxy Statement on Schedule 14A
------------------------------------------

3. As described in our March 30, 2009 letter, we would include a new draft pro forma paragraph titled Methodology. We are not proposing any changes to that paragraph, so we are not repeating it in this letter.

     We would now also reword and enhance the 4th paragraph of the Equity Incentives section. While the emphasis of the paragraph remains the same, the entire updated paragraph would be:

          The grants were made in accordance with the terms of the Equity Plan. The Committee initially consulted with counsel for regulatory restrictions regarding allocations pertinent to the Equity Plan. The Committee then contemplated the specific allocations to be made under the Equity Plan. The Committee considered the executive's past contributions, their individual role in completing the conversion to a public company in 2007 and the role that the executive would play in the Company's future. The Committee sought to grant restricted stock awards and stock options to the named executive officers at levels that would closely align the executive's compensation with his/her impact in creating value for stockholders. The executive officers' individual performance, leadership, operational effectiveness, tenure and experience, and employment market conditions in the Company's market were additional factors which the committee considered. The Committee also reviewed survey data regarding awards made to executive officers of other companies that had undertaken a mutual-to-stock public offering. The Committee weighed all these factors and made their initial recommendations for specific allocations to be made under the Equity Plan. The Committee then measured their recommendations against regulatory restrictions. No adjustments were necessary due to regulatory restrictions. The Committee had engaged GK Partners, an independent compensation consultant. The role of GK Partners was to assess the committee's recommendations for grants of stock options and restricted stock awards to the named executive officers. GK Partners felt the allocations were appropriate, and such allocations were finalized and approved by the Committee.

     We also would now add the following sentences to the end of the Elements of the Compensation Package section, on page17 (after the sentence that begins "Additionally, the Company..."):

          The Committee considered these items when contemplating the overall compensation package awarded to the named executive officers. The Committee felt that these items were appropriate given the level of responsibility for each named executive officer and that no change to the programs was warranted at the time.

4. In accordance with your request for disclosure of the specific peers utilized, we would further enhance the new language in the paragraph titled "Use of Outsiders and Survey Data." The three independent sources of industry survey data were the executive compensation reports prepared by the New Jersey League of Community Bankers and The Webber Survey, as well as data contained in the report of the consulting firm, GK Partners.

          The specific peers included in the GK Partners report were: Clifton Savings Bank; Dime Community Bancshares; Greater Community Bancorp; Investors Bancorp Inc.; Kearny Financial Corp.; Lakeland Bancorp; NBT Bancorp Inc.; OceanFirst Financial Corp.; Partners Trust Financial;

                                 Mr. David Lyon
================================================================================
3

          PennFed Financial Services, Inc.; Provident Financial Services, Inc.; Provident New York; Roma Financial Corp. and Synergy Financial Corp.

5. We propose a further enhancement of the new language proposed in our response of March 30, 2009. In the new paragraph titled Methodology (Response item #10 in the March 30, 2009 letter), we would add the following sentence after the sentence that reads "These amounts were then compared to the median and average compensation detailed in the Report for the executive's title and responsibilities."

          The peer median and average compensation became a target range considered by the Committee when contemplating the executive's salary and cash incentive (described in the procedures below).

6.   We propose adding the following table to our disclosures:

                                             GK Partners Peer Report Information
                            Base            Applicable          Average      Median
        Name               Salary             Title             Salary       Salary
        ----               ------             -----             ------       ------
 Kevin Lynch          $  500,000                CEO           $  515,700   $  482,500
 John Fields          $  200,000                CFO           $  214,000   $  202,000
 Thomas Guinan        $  200,000       4th Highest Officer    $  215,600   $  216,500
 Philip Wyks          $  189,000       5th Highest Officer    $  176,800   $  180,500
 Leonard Carlucci     $  142,420                n/a               n/a          n/a


7. We propose enhancing the second paragraph under Annual Cash Incentives (page 15) as detailed below. The entire paragraph is repeated here with only the proposed language in bold.

     The payments for Messrs Lynch, Fields, and Wyks were based on the achievement of certain goals on a Bank-wide basis as well as individual performance goals. Bank-wide goals included financial performance of the Company on an ROE and ROA basis as compared to a peer group.

          The peer group consisted of Kearney Savings Bank; Investors Savings Bank; Clifton Savings Bank; Roma Bank and Northfield Bank. Peer group results were determined using the FDIC website for Statistics on Depository Institutions. Peer data regarding ROE and ROA was obtained for the quarterly periods ending September 30, 2007; June 30, 2007; March 31, 2007 and December 31, 2006. The peer results were averaged and compared to the results for Oritani Bank (from the same source) for the same period. Oritani's ROE was 8.82%, or 2.79 times the comparable peer result of 3.16%. Oritani's ROA was 1.16%, or 2.39 times the comparable peer result of 0.49%. The twelve month period ended September 30, 2007 was utilized as this was the most recent period of data available when the cash incentives were being determined. The other bank-wide goals used for measurement were loan portfolio growth, delinquency levels, completion of the Company's initial public offering, staffing changes, facility renovations, and dispositions of surplus property on favorable terms. The FDIC website for Statistics on Depository Institutions indicated loan portfolio growth of $124.4 million, or 19.2%, over the twelve month period ended September 30, 2007 for Oritani Bank. Delinquency ratios over the period were low. Noncurrent loans as a percentage of total loans were 0.07% at September 30, 2007 versus 0.06% at September 30, 2006. In the opinion of the Committee, all the Bank-wide goals had been attained.

                                 Mr. David Lyon
================================================================================
4

I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the responses above.

Sincerely,

/s/ John M. Fields, Jr.

John M. Fields, Jr.
EVP / CFO

CC:  Kevin J. Lynch, President - Oritani Financial Corp.
     Nicholas  Antonaccio,   Director/Chairman  of  Audit  Committee  -  Oritani
     Financial Corp.
     John J. Gorman, Esq. - Luse Gorman Pomerenk & Schick
     Marc Levy, Esq. - Luse Gorman Pomerenk & Schick
     Liliana Bocxe, Partner - KPMG